SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $ .01 per share

(Title of Class of Securities)

444144109

(CUSIP Number)

Richard D. Waters, Jr. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 40th Floor New York, NY 10020 (212) 899-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 444144109	13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,236,398
	8	SHARED VOTING POWER* Ø
	9	SOLE DISPOSITIVE POWER 10,980,323
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 444144109	13D	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,160,885
	8	SHARED VOTING POWER Ø
	9	SOLE DISPOSITIVE POWER 1,761,112
	10	SHARED DISPOSITIVE POWER Ø
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Preliminary Note: This Amendment No. 4 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment
No. 1 thereto filed on February 14, 2001, Amendment No. 2 thereto filed on June 25, 2003 and Amendment No. 3 thereto filed on September 15, 2003 (as so amended, the “Statement”) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Issuer”) supplements Items 3, 5 6 and 7 to reflect the purchase of shares of Common Stock in the Issuer’s public rights offering, the receipt of dividends on the Series A Preferred Stock in shares of Series A Preferred Stock and the adjustment to the conversion price of the Series A Preferred Stock in connection with issuance of Common Stock at a price per share of $1.10 in the Issuer’s public rights offering.

Item 1.   Security and Issuer

The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2 Amendment No. 3 and this Amendment No. 4. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 3.   Source and Amount of Funds or Other Consideration

On November 24, 2003, (a) Fleming US Discovery Fund III, L.P. (“US Fund”) purchased 464,978 shares of Common Stock in the Company’s public rights offering at the $1.10 per share price, utilizing the remaining outstanding balance and all accrued interest in the amount of $511,475.42 on an unsecured promissory note held by the US Fund, following an offer by the Company to do so, as set forth in a letter from the Issuer dated November 24, 2003 (see Exhibit 2 hereto, incorporated herein by reference), and (b) Fleming US Discovery Offshore Fund III, L.P. (“Offshore Fund”) purchased 74,548 shares of Common Stock in the Company’s public rights offering at the $1.10 per share price, utilizing the remaining outstanding balance and all accrued interest in the amount of $82,003.26 on an unsecured promissory note held by the Offshore Fund, following an offer by the Company to do so , as set forth in a letter from the Issuer dated November 24, 2003 (see Exhibit 2 hereto, incorporated herein by reference).

On December 8, 2003, in connection with the Issuer’s public rights offering, (a) the US Fund purchased 684,909 shares of Common Stock at the $1.10 per share price, for an aggregate purchase price of $753,400, and (b) the Offshore Fund purchased 110,545 shares of Common Stock at the $1.10 per share price, for an aggregate purchase price of $121,600. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 5.   Interest in Securities of the Issuer

On November 24, 2003, the US Fund purchased 464,978 shares of Common Stock in the Issuer’s public rights offering at the $1.10 per share price, utilizing the remaining outstanding balance and all accrued interest in the amount of $511,475.42 on unsecured promissory notes held by the US Fund, following an offer by the Company to do so.

On December 8, 2003, in connection with the Issuer’s public rights offering, the US Fund purchased 684,909 shares of Common Stock at the $1.10 per share price, for an aggregate purchase price of $753,400 (together with the shares of Common Stock purchased on November 24, 2003 as described above, the “US Fund Common Stock”).

On November 24, 2003 the Offshore Fund purchased 74,548 shares of Common Stock in the Company’s public rights offering at the $1.10 per share price, utilizing the remaining outstanding balance and all

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accrued interest in the amount of $82,003.26 on unsecured promissory notes held by the Offshore Fund, following an offer by the Company to do so.

On December 8, 2003, in connection with the Issuer’s public rights offering the Offshore Fund purchased 110,545 shares of Common Stock at the $1.10 per share price, for an aggregate purchase price of $121,600 (together with the shares of Common Stock purchased on November 24, 2003 as described above, the “Offshore Fund Common Stock”).

On September 30, 2003, the US Fund received a dividend of 3,708 shares of Series A Preferred, convertible on such date into 156,126 shares of Common Stock, subject to certain anti-dilution provisions.

Pursuant to the Agreement, Waiver and Consent dated as of December 19, 2002 between the Issuer and each of the US Fund and the Offshore Fund, each of the US Fund and the Offshore Fund agreed to defer the implementation of the anti-dilution provisions with respect to the conversion price of the Series A Preferred that would otherwise result from the issuance of the 10% Exchange Notes. However, such waiver of the anti-dilution adjustment does not apply in the event of a conversion of such notes in connection with the Issuer’s equity offering or any other event that would result in the adjustment of the conversion price of the Series A Preferred as set forth in the designation of the Series A Preferred in the Issuer’s Certificate of Incorporation, such as the issuance or sale of additional shares of stock in exchange for consideration in an amount per additional share of stock less than the conversion price of the Series A Preferred in effect immediately prior to such issuance or sale of additional shares of stock. Thus, the issuance of shares of common stock in connection with the Issuer’s rights offering on November 10, 2003 at the price of $1.10 per share triggered the anti-dilution adjustment provisions of the Series A Preferred, resulting in a reduction of the conversion price of the Series A Preferred from $2.375 per share to $1.10 per share.

As of the date hereof, the US Fund holds 107,803 shares of Series A Preferred Stock (“US Fund Preferred Stock”), which are convertible into 9,800,273 shares of Common Stock, subject to certain anti-dilution provisions (the “US Fund Conversion Shares”).

As of the date hereof, the US Fund holds fully vested and currently exercisable Fleming Options exercisable into 30,163 shares of Common Stock (the “US Fund Options”).

On September 30, 2003, the Offshore Fund received a dividend of 596 shares of Series A Preferred, convertible on such date into 25,095 shares of Common Stock, subject to certain anti-dilution provisions.

As of the date hereof, the Offshore Fund holds 17,283 shares of Series A Preferred Stock (“Offshore Fund Preferred Stock”), which are convertible into 1,571,182 shares of Common Stock, subject to certain anti-dilution provisions (the “Offshore Fund Conversion Shares”).

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable Fleming Options exercisable into 4,837 shares of Common Stock (the “Offshore Fund Options”).

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options and the Offshore Fund Options. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. As a controlling

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member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JP Morgan Chase may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein. Each of JPMP Capital and JP Morgan Chase is named herein solely for informational purposes.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 70.2%of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 6,733,991 shares of Common Stock (consisting of 5,239,920 shares of Common Stock reported outstanding as of November 21, 2003 by the Issuer in its Proxy Statement filed with the SEC on November 26, 2003, plus the total of 539,526 shares of Common Stock purchased in the public rights offering by the US Fund and the Offshore Fund, utilizing the remaining outstanding balance and all accrued interest on the unsecured promissory notes, plus the total of 795,454 shares of Common Stock also purchased by the US Fund and the Offshore Fund in the public rights offering, plus the 159,091 shares of Common Stock that the Issuer has indicated was purchased by other persons in the public rights offering between November 22, 2003 and the date hereof),(ii) the number of shares of Common Stock (11,371,455) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock and (iii) the number of shares of Common Stock (35,000) issuable upon exercise of the US Fund Options and the Offshore Fund Options.

The percentage is calculated by dividing 12,741,435 (which is the sum of 11,371,455; 539,526; 795,454; and 35,000) by 18,105,446 (which is the sum of 11,371,455; 539,526; 795,454; 159,091; 35,000 and 5,239,920).

The calculations above reflect deemed beneficial ownership with respect to dispositive power. Such calculations reflect the conversion price in effect of $1.10 per share for the US Fund Preferred Stock and the Offshore Fund Preferred Stock. However, pursuant to Section 4 of the Certificate of Amendment to the Certificate of Incorporation of the Issuer filed January 3, 2003, in determining the number of votes per share of the Series A Preferred, the conversion price shall be the higher of (a) the conversion price then in effect, or (b) $1.78. In accordance therewith, the conversion price is $1.78 solely with respect to voting power of the Series A Preferred. Therefore, with respect to voting power, as of the date hereof, (A) the US Fund Preferred Stock is convertible into 6,056,348 of Common Stock, subject to certain anti-dilution provisions and (B) the Offshore Fund Preferred Stock is convertible into 970,955. Therefore, the number of shares of Common Stock issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock at a conversion price of $1.78 is 7,027,303.

Therefore as of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned, solely with respect to voting power, 61.0%of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 6,733,991 shares of Common Stock (consisting of 5,239,920 shares of Common Stock reported outstanding as of November 21, 2003 by the Issuer in its Proxy Statement filed with the SEC on November 26, 2003, plus the total of 539,526 shares of Common Stock purchased in the public rights offering by the US Fund and the Offshore Fund, utilizing the remaining outstanding balance and all accrued interest on the unsecured

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promissory notes, plus the total of 795,454 shares of Common Stock also purchased by the US Fund and the Offshore Fund in the public rights offering, plus the 159,091 shares of Common Stock that the Issuer has indicated was purchased by other persons in the public rights offering between November 22, 2003 and the date hereof),(ii) the number of shares of Common Stock (7,027,303) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock (at the $1.78 conversion price) and (iii) the number of shares of Common Stock (35,000) issuable upon exercise of the US Fund Options and the Offshore Fund Options.

The percentage is calculated by dividing 8,397,283 (which is the sum of 7,027,303; 539,526; 795,454; and 35,000) by 13,761,294 (which is the sum of 7,027,303; 539,526; 795,454; 159,091; 35,000 and 5,239,920).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person’s cover page, incorporated herein by reference.

(c) Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the US Fund and the Offshore Fund purchased the shares of Common Stock in the public rights offering at the $1.10 per share price, utilizing the remaining outstanding balance and all accrued interest on their respective unsecured promissory notes, following an offer by the Company to do so, as set forth in a letter from the Issuer dated November 24, 2003 (see Exhibit 2 hereto, incorporated herein by reference).

Each of the US Fund and the Offshore Fund acquired the additional shares of Series A Preferred Stock described in Item 5 herein pursuant to dividend rights in accordance with the terms of the designation of the Series A Preferred Stock.

The outcome of modifications to the terms of the Fleming Convertible Notes and the Series A Preferred Stock described in Amendment No. 3 to this Schedule 13D will be determined at the completion of the public rights offering, which the Issuer announced would take place on December 19, 2003.

Item 7.      Materials to Be Filed as Exhibits

     The following additional material is filed as an Exhibit to this Amendment No. 4:

Exhibit 1 -	Joint Filing Agreement.

Exhibit 2 -	Letter, dated as of November 24, 2003, by and between Hudson Technologies, Inc., Fleming US Discovery Fund, III, L.P. and Fleming US Discovery Offshore Fund, III, L.P.

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SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 12, 2003

FLEMING US DISCOVERY FUND III, L.P.

By:	Fleming US Discovery Partners, L.P., its general partner
	By:	Fleming US Discovery, LLC, its general partner

		By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

By:	Fleming US Discovery Partners, L.P, its general partner
	By:	Fleming US Discovery, LLC, its general partner

		By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager